UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BEST, Inc.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

08653C106**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 12 Pages

CUSIP No. 08653C106	Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): Florence Star Worldwide Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 25,778,872
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 25,778,872

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,778,872
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented By Amount in Row (9): 11.08%[1]
12.	Type Of Reporting Person (See Instructions): CO

[1]	This percentage is calculated based on 232,648,452 Class A ordinary shares outstanding as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

Page 3 of 12 Pages

CUSIP No. 08653C106	Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): Brackenhill Tower Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 7,769,432
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 7,769,432

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,769,432
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented By Amount in Row (9): 3.34%[2]
12.	Type Of Reporting Person (See Instructions): CO

[2]	This percentage is calculated based on 232,648,452 Class A ordinary shares outstanding as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

Page 4 of 12 Pages

CUSIP No. 08653C106	Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Harvest Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 33,548,304
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 33,548,304

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,548,304
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented By Amount in Row (9): 14.42%[3]
12.	Type Of Reporting Person (See Instructions): PN

[3]	This percentage is calculated based on 232,648,452 Class A ordinary shares outstanding as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

Page 5 of 12 Pages

CUSIP No. 08653C106	Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Renaissance Capital Investment II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 33,548,304
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 33,548,304

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,548,304
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented By Amount in Row (9): 14.42%[4]
12.	Type Of Reporting Person (See Instructions): PN

[4]	This percentage is calculated based on 232,648,452 Class A ordinary shares outstanding as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

Page 6 of 12 Pages

CUSIP No. 08653C106	Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Renaissance Capital Investment II GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 33,548,304
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 33,548,304

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,548,304
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented By Amount in Row (9): 14.42%[5]
12.	Type Of Reporting Person (See Instructions): CO

[5]	This percentage is calculated based on 232,648,452 Class A ordinary shares outstanding as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

Page 7 of 12 Pages

ITEM 1(A).	NAME OF ISSUER:

BEST, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2nd Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China

ITEM 2(A).	NAME OF PERSON FILING:

Florence Star Worldwide Limited (direct ownership)

Brackenhill Tower Limited (direct ownership)

China Harvest Fund II, L.P.

China Renaissance Capital Investment II, L.P.

China Renaissance Capital Investment II GP

The foregoing persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of Florence Star Worldwise Limited and Brackenhill Tower Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The address of the principal business office of each of the other Reporting Persons filing this Schedule 13G is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

ITEM 2(C).	CITIZENSHIP:

British Virgin Islands:

Florence Star Worldwide Limited

Brackenhill Tower Limited

Cayman Islands:

China Harvest Fund II, L.P.

China Renaissance Capital Investment II, L.P.

China Renaissance Capital Investment II GP

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares

Page 8 of 12 Pages

ITEM 3.	NOT APPLICABLE.

ITEM 4.	OWNERSHIP:

The percentage ownerships of the Reporting Persons as of December 31, 2018 are set forth below..

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to dispose or to direct the disposition:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Florence Star Worldwide Limited	25,778,872	11.08%	0	25,778,872	0	25,778,872
Brackenhill Tower Limited	7,769,432	3.34%	0	7,769,432	0	7,769,432
China Harvest Fund II, L.P.	33,548,304	14.42%	0	33,548,304	0	33,548,304
China Renaissance Capital Investment II, L.P.	33,548,304	14.42%	0	33,548,304	0	33,548,304
China Renaissance Capital Investment II GP	33,548,304	14.42%	0	33,548,304	0	33,548,304

25,778,872 Class A Ordinary Shares were held of record and beneficially owned by Florence Star Worldwide Limited, and 7,769,432 Class A Ordinary Shares were held of record and beneficially owned by Brackenhill Tower Limited. China Harvest Fund II, L.P. owns 97.37% of Florence Star Worldwide Limited and 97.37%. of Brackenhill Tower Limited. The percentages under “percent of class” are calculated based on 232,648,452 Class A ordinary shares outstanding as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

China Renaissance Capital Investment II, L.P. is the general partner of China Harvest Fund II, L.P. China Renaissance Capital Investment II GP is the general partner of China Renaissance Capital Investment II, L.P. China Harvest Fund II, L.P. is the majority owner of Florence Star Worldwide Limited and Brackenhill Tower Limited may be deemed to beneficially own all of the shares held by Florence Star Worldwide Limited and Brackenhill Tower Limited. Each of China Renaissance Capital Investment II GP and China Renaissance Capital Investment II, L.P. may also be deemed to beneficially own all of the shares held by Florence Star Worldwide Limited and Brackenhill Tower Limited.

Page 9 of 12 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

Page 10 of 12 Pages

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Florence Star Worldwide Limited

By:	/s/ Andrew Lo
Name:	Andrew Lo
Title:	Director

Brackenhill Tower Limited

By:	/s/ Andrew Lo
Name:	Andrew Lo
Title:	Director

China Harvest Fund II, L.P.

By China Renaissance Capital Investment II, L.P., its general partner
By China Renaissance Capital Investment II GP, its general partner

By:	/s/ Andrew Lo
Name:	Andrew Lo
Title:	Director

China Renaissance Capital Investment II, L.P.

By China Renaissance Capital Investment II GP, its general partner

By:	/s/ Andrew Lo
Name:	Andrew Lo
Title:	Director

China Renaissance Capital Investment II GP

By:	/s/ Andrew Lo
Name:	Andrew Lo
Title:	Director

Page 11 of 12 Pages

EXHIBITS

Exhibit 1	Joint Filing Agreement